UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                            CAREDECISION CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    14166U104
                                 (CUSIP Number)

                                February 7, 2005
             (Date of Event Which Requires Filing of this Statement)

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

                                  SCHEDULE 13G

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CUSIP No. 14166U104                                           Page 2 of 12 Pages
-------------------                                           ------------------

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1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund, L.P.
     EIN: 03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          29,145,408
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            29,145,408
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,145,408
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 14166U104                                           Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          29,145,408
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            29,145,408
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,145,408
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 14166U104                                           Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.A.G. Capital, LLC
     EIN: 300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          29,145,408, some of which are held by Mercator Momentum
                    Fund ("Momentum Fund"), some of which are owned by
                    Monarch Pointe Fund, Ltd. ("MPF"), and some of which are
                    owned by M.A.G. Capital, LLC ("MAG"). MAG is the general
                    partner of Momentum Fund and controls the investments of
                    MPF.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            29,145,408, some of which are held by Momentum Fund,
                    some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,145,408
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 14166U104                                           Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          29,145,408, all of which are held by Momentum Fund, MPF
                    and MAG. David F. Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            29,145,408, all of which are held by Momentum Fund, MPF
                    and MAG. David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,145,408
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

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CUSIP No. 14166U104                                           Page 6 of 12 Pages
-------------------                                           ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is CareDecision Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 2660 Townsgate Road, Suite 300, Westlake Village, California 91361.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") is a private investment limited partnership organized under California law. The general partner of Momentum Fund is M.A.G. Capital, LLC ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. Momentum Fund, MPF, MAG and David
F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of Momentum Fund, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Momentum Fund is a California limited partnership. MAG, its general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 14166U104.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 14166U104                                           Page 7 of 12 Pages
-------------------                                           ------------------

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      Momentum Fund, MPF and MAG each own warrants to purchase shares of Common Stock. Momentum Fund and MPF each own shares of the Series C Preferred Stock ("Series C Shares") issued by the Issuer which are convertible into Common Stock. Each Series C Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is equal to eighty percent (80%) of the Market Price on the conversion date, rounded to the nearest ten thousandth, provided, however that the Conversion Price shall not exceed $0.02. The Market Price is defined as the average of the lowest three intra-day trading prices of the Common Stock during the fifteen (15) trading days immediately preceding the date of conversion.

      The Conversion Price is subject to adjustment for stock splits and similar events as provided in the documentation governing the terms of the Series C Shares, including upon the occurrence of any Event of Default. Upon the occurrence of any Event of Default, as defined in the documentation governing the terms of the Series C Shares, the Conversion Price applicable to any future conversion shall be reduced to seventy percent (70%) of the Market Price.

      The documentation governing the terms of the warrants and the Series C Shares contains provisions prohibiting any exercise of the warrants or conversion of Series C Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of February 7, 2005, Momentum Fund, MPF and MAG owned the following securities of the Issuer:

      Momentum Fund owned 6,600 Series C Shares and warrants to purchase up to 16,500,000 shares of Common Stock.

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 14166U104                                           Page 8 of 12 Pages
-------------------                                           ------------------

      MPF owned 13,400 Series C Shares and warrants to purchase up to 33,500,000 shares of Common Stock.

      MAG owned warrants to purchase up to 50,000,000 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund and MPF are, in each case, shared among either Momentum Fund or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 262,600,421 shares of Common Stock outstanding as of February 7, 2005, which is the number reported by the Issuer as outstanding as of December 31, 2004 in its Registration Statement on form SB-2/A filed on February 11, 2005, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                             Shares Owned           Percentage
                                             ------------           ----------

           Momentum Fund                      29,145,408               9.99%

           MPF                                29,145,408               9.99%

           MAG                                29,145,408               9.99%

           David F. Firestone                 29,145,408               9.99%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined using a Conversion Price for the Series A Shares of $0.016.

                                  SCHEDULE 13G

-------------------                                           ------------------
CUSIP No. 14166U104                                           Page 9 of 12 Pages
-------------------                                           ------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 14166U104                                          Page 10 of 12 Pages
-------------------                                          -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2005                MERCATOR MOMENTUM FUND, L.P.

                                        By: M.A.G. CAPITAL, LLC,
                                        its general partner

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager


Dated: February 23, 2005                MONARCH POINTE FUND, LTD.

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Director


Dated: February 23, 2005                M.A.G. CAPITAL, LLC

                                        By: /s/ Harry Aharonian
                                            ----------------------------------
                                            Harry Aharonian, Portfolio Manager

Dated: February 23, 2005
                                        /s/ David F. Firestone
                                        --------------------------------------
                                            David F. Firestone

                                  SCHEDULE 13G

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CUSIP No. 14166U104                                          Page 11 of 12 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G

-------------------                                          -------------------
CUSIP No. 14166U104                                          Page 12 of 12 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of CareDecision Corporation beneficially owned by Mercator Momentum Fund, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

MERCATOR MOMENTUM FUND, L.P.

By: M.A.G. CAPITAL, LLC, its general partner

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


M.A.G. CAPITAL, LLC

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Director

/s/ David F. Firestone
--------------------------------------
    David F. Firestone